Mail Stop 3561

May 24, 2006

Robert J. Sprowls
Sr. Vice President-Finance, Chief
 Financial Officer, Treasurer and Secretary
American States Water Company
630 E. Foothill Blvd.
San Dimas, CA 91773

> **Re:** **American States Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-14431**
> **Golden State Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-12008**

Dear Mr. Sprowls:

        We have completed our review of your Forms 10-K and have no further comments at this time.

                                        Sincerely,

                                        Michael Moran
                                        Accounting Branch Chief